January 22, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NYMAGIC, INC. Form 10-K /for the Year Ended December 31, 2006 File No. 001-11238
Dear Mr. Rosenberg:
We are in receipt of your letter dated December 21, 2007 to the Company and provide the following responses:
Question:

Business

Reserves, page 8
1.	You refer to outside actuaries on page 10. While you are not required to make this reference, when you do, you must disclose the name of the outside actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act Filing, you will also need to include the consent of the outside actuary.
Answer:
The disclosure in our Annual Report on Form 10-K referred to in Staff comment # 1 is part of an extensive discussion of our procedures for estimating loss reserves. It is based on comments previously received from the Staff, in accordance with which we increased the amount of information we provided about our procedures for estimating loss reserves and, at that time, first included a reference to an outside actuary (See our response to comment # 1b of the Staff’s letter to NYMAGIC, INC. dated September 16, 2006). Consultation with outside actuaries is merely one factor we consider when estimating our loss reserves. In particular, we note that our disclosure states that:
•	our reserve estimates are developed by management in collaboration with our inside actuaries;

•	our reserve estimates are our responsibility; and,

•	our consultation with outside actuaries is only to corroborate certain reserve estimates to provide to management assurance that “its reserve estimates are reasonable.”
We have made reference to our external actuaries only for completeness of the description of our procedures; not for purposes of suggesting that such external actuaries are in any way reviewing or passing upon the accuracy of our disclosure. We will, however, supplement our disclosure in future filings with the following disclosure, “We do not rely upon the review by our outside actuaries to estimate our reserves reflected in our financial statements prepared in accordance with generally accepted accounting principles”.

We believe that our disclosure is clear that NYMAGIC alone is responsible for our reserve estimates. We also do not believe that our disclosure suggests that information about our reserves has been “set forth ... upon the authority of or in reliance upon [our external actuaries] as experts” within the meaning of Rule 436(b), nor do we intend to rely upon our external actuaries as experts in connection with any registration statement incorporating such disclosure. For the foregoing reasons, we do not believe that the context of our reference to our outside actuary requires that we name the actuary or provide the consent contemplated by Rule 436 in connection with any registration statement into which the disclosure is incorporated. Accordingly, we respectfully request that the Staff reconsider comment # 1.
Question:

Notes to the Consolidate Financial Statements Note 1: Summary of Significant Accounting Policies Nature of operations, page F-9
2.	You disclose that you acquired an interest in substantially all of the Tiptree limited partnership hedge fund in 2003. You also disclose that the limited partnership agreement was amended on August 1, 2006 resulting in the deconsolidation of Tiptree. It is apparent from your disclosure in Note 2 on page F-17 that you own 98.63% of Tricadia (CDO) Fund, LP which appears to be the new name of the Tiptree limited partnership. Please explain to us why you consolidated this limited partnership from 2003 through July 2006 and what provisions in the amended partnership agreement caused you to deconsolidate it on August 1, 2006. Please reference for us the authoritative literature you relied upon to support your accounting.

     Answer:
In the fourth quarter of 2003, the Company made an initial investment of $11,000,000 in Mariner Tiptree (CDO) Fund I, L.P. (“Tiptree”) and was its only limited partner. At that time, we concluded that Tiptree was a variable interest entity (“VIE”) and that the Company was deemed to be its primary beneficiary and therefore required to consolidate this investment.

The Company determined that the disproportionality criteria originally of paragraph 5(b) of FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), and subsequently of paragraph 5(c) of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), were met because Tiptree’s equity-at-risk investors’ voting rights were not proportional to their exposure to Tiptree’s expected losses and expected residual returns, and substantially all of Tiptree’s activities were conducted on behalf of the limited partner which held disproportionately few voting rights. Accordingly, the Company concluded that Tiptree was a VIE. Key factors in reaching this conclusion were:
•	All variable interests in Tiptree were held by related parties; and

•	The Company, as a limited partner, held no voting interests, but held significant variable interests that exposed it to Tiptree’s expected losses and expected residual returns.
Tiptree’s investment manager and its general partner are related parties of the Company, because they are affiliates of Mariner Partners, Inc., (“Mariner”), which is also a related party of the Company. Mariner is a party to an investment management agreement with the Company pursuant to which Mariner manages the Company’s investment portfolio. Four directors of the Company are also associated with Mariner.

In its initial consideration of whether the Company, rather than its related parties, was the primary beneficiary of the limited partnership, the Company evaluated paragraph 17 of FIN 46 and concluded that the Company was most closely associated with Tiptree and was therefore considered the primary beneficiary. In applying paragraph 17, the key factors in reaching this conclusion were:
•	The design and operation of Tiptree facilitated the Company’s objective of participating in the structuring and investment activities of CDO securities and accessing the expertise of the general partners; the investment made by the Company in Tiptree provided the necessary seed money to Tiptree to begin operations;

•	Through the design of Tiptree, the Company absorbed the majority of Tiptree’s variability, including the majority of the risk of losses from CDO operations;

•	The investment management fee was charged against the limited partner interests, and not the general partner interests.
We note that the effect of the consolidation of Tiptree on the Company’s total assets and total liabilities was less than 1%, representing the undistributed general partner interests and that it had no impact on net income during the period Tiptree was consolidated.

On August 18, 2006, the Company entered into an Amended and Restated Limited Partnership Agreement of Tricadia CDO Fund, L.P. (“Tricadia”) (formerly, “Tiptree”), effective as of August 1, 2006, with the general partner to amend and restate the Limited Partnership Agreement (the “Original Agreement”).

The Amended Agreement, among other items, substantially changed the fee income structure of Tricadia and provided for the potential conversion of limited partnership interests to equity interests.
•	The new fee structure reduced the amount of CDO related fees that was allocated to the limited partner based on the investment percentage (which is the maximum fee allocation percentage) in the CDOs held by Tricadia. The minimum allocation of CDO related fees to the limited partner was 12.5%. Prior to the amendment, Tricadia and the investment manager were each entitled to 50% of CDO related fees, without regard to whether Tricadia continued to hold the CDO.

•	In providing for the potential conversion of limited partnership interests to equity interests, the amended agreement gave the general partner of Tricadia the sole right to arrange for a public offering at any time and sole discretion to convert the structure of Tricadia in an offering.
The Company evaluated these contractual changes for purposes of applying paragraphs 7 and 15 in FIN 46R and concluded that the changes were reconsideration events. In performing the reevaluation for the requirements of paragraph 7, the Company reaffirmed its conclusion that Tricadia is a VIE because the criteria in paragraph 5(c) of FIN 46R continued to be met.

However, in evaluating whether the Company was the primary beneficiary on reconsideration as required by paragraph 15, the Company considered new guidance available for interpreting the provisions of FIN 46R paragraph 17 along with the changes discussed above. In reassessing the primary beneficiary for purposes of the paragraph 17 tie-breakers, we considered the following key factors:
•	The revised fee structure in the Amended Agreement allocated lower expected returns to the limited partner. Under the Original Agreement, Tricadia and the investment manager each received 50% of CDO fees. Under the Amended Agreement, Tricadia is expected to receive a lower percentage of CDO fees while the investment manager is expected to receive a higher percentage of CDO fees;

•	The general partner’s ability to convert the limited partnership interests to equity and to arrange for a public offering increases the potential marketability of the partnership. This additional power given to the general partner increases the opportunity for greater dispersion of interests and dilution of the existing limited partner interests;

•	The general partner holds all voting interests, and the limited partners do not have the ability to dissolve the partnership or otherwise have substantive participating rights, including “kick out” rights. When analyzing the FIN 46R paragraph 17 tie-breakers, the Company also considered the provisions of EITF Issue No. 04-5, “Determining Whether a General Partner as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” to analyze whether the general partner would be deemed to control the partnership if it were not a VIE. EITF 04-5 was issued subsequent to the Company’s initial FIN 46 paragraph 17 tie-breaker analysis. The Company believes that if possible there generally should be consistency in the consolidation conclusions reached under the provisions of EITF 04-5 and the provisions of FIN 46R for limited partnerships and this was a significant element of its reevaluation. The Company believes this view is also supported by a speech by Mark Mahar, SEC Associate Chief Accountant, in December of 2006, in which Mr. Maher commented on the interaction between FIN 46R and EITF 04-5.
The Company considered the changes in the limited partnership agreement as fundamental changes in its involvement with Tricadia. In evaluating these factors and considering the new interpretive guidance, the Company concluded that it was no longer the primary beneficiary of Tricadia and deconsolidated this entity.
Question:
Note 2: Investments, page F-14
3.	It appears that you include mortgage-backed securities as available for sale. Please revise your policy disclosure to indicate how you account for these types of investments. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments, if applicable, and separately reference for us the authoritative literature you rely upon to support your accounting.

Answer:
The Company will revise its policy disclosure as follows:
“Fixed maturities categorized as “Available for Sale” are reported at estimated ~~carried at~~ fair value and include those fixed income investments ~~bonds~~ where the Company’s intent to carry such investments to maturity may be affected in future periods by changes in market interest rates, tax position or credit quality. Unrealized gains and losses, net of related deferred income taxes, on Available for Sale securities are reflected in accumulated other comprehensive income in shareholders’ equity. All other fixed maturities are categorized as “Trading” and are also reported at estimated fair value. Trading securities are marked to market with the change recognized in net investment income during the current period. Any realized gains and losses resulting from the sales of such securities are also recognized in net investment income.

The cost of fixed maturities is adjusted for the amortization of any purchase premiums and the accretion of purchase discounts from the time of purchase of the security to its sale or maturity. This amortization of premium and accretion of discount is recorded in net investment income.

For asset backed securities, including mortgage-backed securities, interest income is recognized using an effective yield based upon anticipated prepayments and the estimated economic life of the securities. The effective yield reflects actual payments-to-date plus anticipated future payments. Quarterly, prepayments received are compared to scheduled prepayments to recalculate the effective yield. Any resulting difference from this comparison is included as an adjustment to net investment income and future income is recognized using the effective yield arising from the revised changes in assumptions of cash flows.”

The Company follows the guidance of FASB 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” to support the accounting of interest earned on mortgage backed securities. As per paragraph 18 of FASB 91, the Company utilizes the interest method to recognize premium or discount over the term of its fixed income investments. In particular, for mortgage backed securities, the company follows the additional guidance per paragraph 19 of FASB 91, “if the enterprise holds a large number of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, the enterprise may consider estimates of future principal prepayments in the calculation of the constant effective yield necessary to apply the interest method. If the enterprise anticipates prepayments in applying the interest method and a difference arises between the prepayments anticipated and actual prepayments received, the enterprise shall recalculate the effective yield to reflect actual payments to date and anticipated future payments. The net investment in the loans shall be adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the loans. The investment in the loans shall be adjusted to the new balance with a corresponding charge or credit to interest income.”

At December 31, 2006, the Company held mortgage-backed securities at amortized cost of $296,372,462. The par value of such securities at December 31, 2006 was $296,056,506. The cumulative net premium subject to amortization as of December 31, 2006 amounted to $315,956, representing 0.1% of the balance, and consisted of gross premium of $324,019 less gross discount of $8,063, respectively. The weighted average life of these securities was approximately 4 years.
     The Company is responsible for the adequacy and accuracy of the disclosure in filings. The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2006 are adequate. The Company confirms, however, that it will in future periodic reports provide a discussion on mortgage backed securities as provided herein. The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense against in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Thomas J. Iacopelli
Thomas J. Iacopelli
Chief Financial Officer